SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated December 1, 2005 re. the penalty levied by the French Conseil de la concurrence against the mobile telephone sector in France.

Paris, December 1, 2005

Orange France disputes the unfounded and excessive penalty levied against the mobile telephone sector in France

This ruling, based on events that are now long past, has been handed down despite months of actions of all kinds seeking to discredit the telecommunications sector in France.

On account of its excessive nature, this ruling could have a serious impact on public confidence in one of the most dynamic sectors of the country’s economy and one of the main driver of the national competitiveness and attractiveness and a key source of job creations. This sector, which has invested more than 60 billion euros over ten years, generates some 250,000 jobs while offering consumers some of the most favourable conditions in Europe.

This ruling is based on the existence of an exchange of information among the three mobile operators, and on allegedly concerted practises that led to a freeze in market share between 2000 and 2002.

Orange France notes that a mobile watch system was established in 1995 by the public authorities to monitor the growth of the new mobile market. As part of this watch system, mobile operators were asked to share monthly sales information, information that was published on a monthly basis and is still published on a quarterly basis. Orange France is disputing the notion that this information exchange was anti-competitive, that it hurt consumers or the economy in any way, or that it led to a freeze in operator market share.

Orange France is also disputing the claims relating to any coordinated efforts to control the market.

The idea that it would be possible to control a market of roughly 40 million customers sourcing their products from 20,000 points of sale, is totally unrealistic. During the period in question, 20% of customers (or 6 to 8 million) changed operators each year on average. In addition, half of the points of sale distributing mobile products and services do not belong to operators, but are independent distributors or part of leading retail groups, constantly putting the offerings of the different mobile operators into competition with one another. During this period, which was extremely dynamic for the mobile sector, the market share (gross sales) of the three mobile operators varied by several points on a monthly basis, reflecting the intense competition in the sector.

Lastly, it is important to note that the Council allowed no claim of price-fixing, contrary to the statements made by certain parties to the dispute, which are intended to discredit the operators in the industry and the employees throughout the sector and which throw customers into confusion.

Orange France notes that during this period customers benefited from roughly 20% decrease in mobile telephony prices.

Orange France will appeal against this decision.

Press contact: +33 1 44 44 93 93 Nilou du Castel - Sébastien Goalès

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 1, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information